Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

November 12, 2021

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Raymond A. Be

Re:	MVP Private Markets Fund
File Nos. 333-255412, 811-23656

Dear Mr. Be:

The following responds to the comments you provided in connection with your review of a registration statement (the “Registration Statement”) filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) to register the MVP Private Markets Fund (the “Fund” or “Registrant”).1 The changes to the Fund’s disclosure discussed below will be reflected in an amendment to the Fund’s Registration Statement.

General

1. Comment: Please supplementally confirm that the contemplated reorganization will meet all of the conditions set forth in the GuideStone Financial, et al., SEC No-Action Letter (pub. avail. December 27, 2006).

Response: The Registrant so confirms.

Risk Factors (page 13)

2. Comment: The Staff acknowledges the Registrant’s response to Comment 16 in its response letter filed on August 18, 2021; however, the Staff continues to believe that (i) the disclosure stating that the description of the risk factors “do not purport to be a complete description of any of the particular risks referred to or a complete list of all risks involved in an investment in the Fund” and (ii) the disclosure under “Limits of Risks Disclosure” on page 27, that states that “The above discussions and the discussions in the SAI relating to various risks associated with the Fund, Fund Investments, and Shares are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Fund,” do not comply with Item 8.3 of Form N-2. As a result, the Staff requests that the Registrant remove these sentences, or supplementally explain which risks have been excluded such that the description is not complete. The Staff further notes that it is appropriate to acknowledge that the disclosures may not include unknown risks that may be material to the Fund.

1 Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

Response: The Registrant has revised the disclosure as follows: The above discussions and the discussions in the SAI ~~relating~~ relate to the various known risks associated with the Fund, Fund Investments, and Shares. ~~are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Fund.~~

3. Comment: Supplementally confirm to the Staff that the Fund and Adviser have considered and determined that the Fund’s proposed fee structure is reasonable and consistent with section 36(b) of the Investment Company Act of 1940, as amended.

Response: The Registrant so confirms.

Predecessor Performance (page 30)

4. Comment: We note that after-tax performance returns are not included. We remind the Fund that if the Fund is unable to compute standardized after-tax returns for periods prior to registration because of different tax treatment for those years, the Fund may include in the risk/return summary standardized after-tax returns for the post-registration period only, provided that the Fund also includes standardized before-tax returns for the post-registration period. The Fund may also continue to include in the risk/return summary of its prospectus, before-tax returns from the date of inception of the predecessor unregistered account. See. FAQ Re: Mutual Fund After Tax Return Requirements, Question 20, January 14, 2002.

Response: The Registrant acknowledges the parameters stated above.

5. Comment: If the standardized method is not used to calculate the prior performance, disclose how the performance was calculated and that the method differs from the standardized SEC method.

Response: The Registrant confirms that prior performance will be calculated using standard methodology.

6. Comment: Provide the following information supplementally in correspondence:

•	Describe the background of the predecessor account, including information about when and why the predecessor account was created.

•	State that the Adviser for the Fund was the adviser for the predecessor account for the entire performance period shown. Also state whether the adviser managed any other accounts that were materially equivalent to the Fund. If so, were these other accounts converted to registered companies? If not, why not? The Registrant should explain why the predecessor was chosen to be registered and if any other materially equivalent accounts have lower performance when compared to the predecessor account.
•	State whether the adviser believes that the predecessor account could have complied with Subchapter M of the Internal Revenue Code, as amended. Discuss whether the predecessor account made any investment strategy changes to the account within a one year period prior to the date the registration statement was filed and whether such changes were made in anticipation of the conversion to a registered investment company. In addition, please discuss any variation in the level of assets (e.g. via redemptions, transfer of assets to another person or fund, or cash infusions) of the predecessor account within a one-year period prior to the date the registration statement was filed. If any investors in the predecessor fund redeemed out of the predecessor account within one year of this date, please describe whether such investors were able to invest in any account with substantially similar investment strategies to that of the predecessor account.
•	Represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by Rule 204-2a(16) under the Investment Advisors Act of 1940.

Response: The Registrant respectfully notes the following:

•	The Predecessor Fund was created to pursue an investment strategy substantially similar to that of the Fund. It accepted its first commitments on May 1, 2021 and it is a private fund excluded from the definition of “investment company” pursuant to Section 3(c)(7) of the 1940 Act.
•	The Registrant confirms that the Adviser has served as the Predecessor Fund’s adviser since its inception, including for the entire performance period shown. The Registrant further notes that the Adviser has not managed any other accounts that were materially equivalent to the Fund.
•	While the Adviser does not monitor for Subchapter M compliance because the Predecessor Fund is not taxed pursuant to Subchapter M, the Adviser believes that the Predecessor Fund would have been in compliance. Additionally, the Registrant respectfully notes that: (i) the Predecessor Fund accepted its first commitments in May 2021, and its assets have increased since that time; (ii) no strategy changes were made in the period since the Predecessor Fund commenced its operations; (iii) there were purchases made following its launch, and (iv) there have been no redemptions from the Predecessor Fund.
•	The Registrant represents that the Fund has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Procedures for Repurchase of Shares (page 37)

7. Comment: Please explain supplementally why the Initial Payment date being 15 days after the Repurchase Date is consistent with the prompt payment provision of the tender offer rules.

Response: The Registrant has revised the disclosure to indicate that the Initial Payment will be made on or before the 65th day after the Expiration Date.

Legal Proceedings (page 51)

8. Comment: The disclosure states that the Declaration of Trust “detailed process for bringing derivative actions by shareholders for claims other than federal securities law claims.” Disclose the material steps required by this process.

Response: The Registrant has added the requested disclosure to the Statement of Additional Information.

* * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959.

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer

cc: Tony Burak, Securities and Exchange Commission

4